Ournett Holdings Inc. S-1
Exhibit 4.1

PROMISSORY NOTE

$_____	New York, New York
September 19, 2013

OurNett Holdings, Inc., a Nevada (the “Maker”), for value received, hereby promises to pay to ___________ or registered assigns (the “Holder”), the principal sum of $____ on September 19, 2023 (the “Maturity Date”) in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  Maker further promises to pay interest on the unpaid principal balance hereof at the rate of one percent (1.0%) per annum on the outstanding balance on the Maturity Date.  Interest shall be calculated on the basis of a 360 day year and actual days elapsed.  In no event shall the interest charged hereunder exceed the maximum permitted under the laws of the State of New York.

This Note can be prepaid in whole or in part at any time without the consent of the Holder provided that Maker shall pay all accrued interest on the principal so prepaid to date of such prepayment.

This Note may not be changed, modified or terminated orally, but only by an agreement in writing, signed by the party to be charged.

This Note shall be governed by and construed in accordance with the laws of the State of New York and shall be binding upon the successors, endorsees or assigns of the Maker and inure to the benefit of the Holder, its successors, endorsees and assigns.

If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

OurNett Holdings Inc.

By:
Name:
Title:

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